August 28, 2014

Mara L. Ransom

Assistant Director

Dietrich A. King

Legal Branch Chief

Liz Walsh

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Right Lane Acquisition I, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 20, 2014

File No. 333-194109

The following are the Company’s responses to you comment letter of August 27, 2014.

Financial Statements, page 30

General

1. We have reviewed your revisions in response to comment 2 in our letter dated July 11, 2014 and note that your financial statements do not account for the period from February 8, 2014 through March 31, 2014. Please be advised that your financial statements should account for continuous periods with no gaps between audited and unaudited information. Please revise your financial statements to account for the full period from inception through June 30, 2014 by either:

☐ Providing unaudited financial statements from February 8, 2014 through June 30, 2014 and leaving your audited financial statements unchanged; or,

☐ Providing audited financial statements through March 31, 2014 and leaving your unaudited financial statements unchanged.

Additionally, please clearly indicate on the face of your interim financial statements that they are unaudited and also update your selected financial data on page 8.

Unaudited financial statements from February 8, 2014 through June 30, 2014 have been provided with the audited statements unchanged. The face of the interim statements and the headers have been marked as Unaudited and the selected financial data has been updated to reflect From February 8, 2014 to June 30, 2014 instead of the three month period ended June 30, 2014.

Sincerely,

/s/ Robin G. Lane

Robin G. Lane, President

Right Lane Acquisition I, Inc.